SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             BARRINGER LABORATORIES, INC.
                             ----------------------------
                                   (NAME OF ISSUER)

                            Common Stock, $0.01 Par Value
                           -------------------------------
                            (Title of Class of Securities)
                           -------------------------------

                                      068508100
                           -------------------------------
                                    (CUSIP Number)


                                    Alan H. Dorsey
                          c/o VALUE INVESTING PARTNERS, INC.
                                 1853 Post Road East
                             Westport, Connecticut 06880
                               Tel. No.: (203) 256-9400
                           -------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                 - with copies to -

                                 Bruce A. Rich, Esq.
                                  Reid & Priest LLP
                                 40 West 57th Street
                               New York, New York 10019
                                    (212) 603-6780

                                  December 18, 1996
                          ---------------------------------
               (Date of event which requires filing of this statement)

               If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

               Check the following box if a fee is being paid with the statement [].

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                            (Continued on following pages)

          -------------------------------             ---------------------
          CUSIP No. 068508100 13D                      Page 2 of 8 Pages
          -------------------------------             ---------------------

	------------------------------------------------------------------
            1   NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Alan H. Dorsey
	------  ----------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]
                                                                   (b) [ ]
	------  -----------------------------------------------------------
            3   SEC USE ONLY
         -----  -----------------------------------------------------------
            4   SOURCE OF FUNDS*

                PF
	------  -----------------------------------------------------------
            5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT
                TO ITEM 2(d) or 2(e)                                   [ ]

	 -----	-----------------------------------------------------------
            6   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
	 ----  --------------------------------------------------------------

             NUMBER OF     7   SOLE VOTING POWER
	      SHARES
           BENEFICIALLY             50,200
             OWNED BY     ---  ----------------------------------------------
               EACH       8   SHARED VOTING POWER
             REPORTING
            PERSON WITH             None
                          ---  ----------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    50,200
			 ----   ---------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    39,000
	------  --------------  ----------------------------------------------
           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       89,200
 	------  -------------------------------------------------------------
           12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                        [ ]

	------  -------------------------------------------------------------
           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.4 %
	------  -------------------------------------------------------------
           14   TYPE OF REPORTING PERSON*

                IN
	------  -------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT

     -------------------------------             ---------------------
      CUSIP No. 068508100                13D         Page 3 of 8 Pages
     -------------------------------             --------------------

     ---- -----------------------------------------------------------------
       1   NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           VIP Management Corporation
     ----  ------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [x]
                                                                       (b) [ ]
     ----  --------------------------------------------------------------------
       3   SEC USE ONLY

     ----  -------------------------------------------------------------------
       4   SOURCE OF FUNDS*

           WC
      ---  ------------------------------------------------------------------
       5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                           [ ]

     ----  -------------------------------------------------------------------
       6   CITIZENSHIP OR PLACE OF ORGANIZATION

    -----  -------------------------------------------------------------------
         NUMBER OF      7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY               N/A
         OWNED BY      ----   ------------------------------------------------
           EACH		8       SHARED VOTING POWER
         REPORTING                 N/A
        PERSON WITH    ----    -----------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                 N/A
		        ---    -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                  39,000
   ---------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      39,OOO
   -------   -----------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                             [ ]
    ------    ----------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.4 %
    ------     ---------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*

                 CO
     -----     ---------------------------------------------------------------

     -------------------------------             -------------------------------
      CUSIP No. 068508100                13D         Page 4 of 8 Pages
     -------------------------------             -------------------------------


                                     SCHEDULE 13D
                                     ------------

     ITEM 1.   SECURITY AND ISSUER.
               -------------------

               The title of the class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, $.01 par value per share ("Common Stock"), of Barringer Laboratories, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are at 15000 West 6th Avenue, Suite 300, Golden, Colorado 80401-5047.

     ITEM 2.   IDENTITY AND BACKGROUND.
               -----------------------

               (a) This Statement is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Filing Persons") pursuant to an Agreement of Joint Filing attached to this Statement as Exhibit 1:

                   (i) Alan H. Dorsey ("Dorsey"), an individual is an Officer of Value Investing Partners, Inc. and the Chief Investment Officer of VIP Management Corporation ("Management").

                   (ii) VIP Management, a Delaware corporation and a wholly owned subsidiary of Value Investing Partners, Inc., is the investment manager of VIP Select Fund Ltd., a British Virgin Islands corporation (the "Fund").


               (b) The address for Dorsey and Management is 1853 Post Road East, Westport, Connecticut 06880.

               (c) Dorsey's principal occupation is investment research and management.

               (d) None of the Filing Persons has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) None of the Filing Persons has been a party during the last five years to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

               (f)  Dorsey is a citizen of the United States.


     ITEM 3.   SOURCE AND AMOUNT OF FUNDS.
               --------------------------

               The sources of the funds used by Dorsey, and his IRA account, to directly purchase the Company's Common Stock listed in Item 5(c) were personal funds in the aggregate amount of $85,842.50. The source of the funds used by the Fund to directly purchase the Company's Common Stock listed in Item 5(c) was working capital in the aggregate amount of $66,089.40.

     ITEM 4.   PURPOSE OF THE TRANSACTION.
               --------------------------

               The Filing Persons acquired the Company's Common Stock for investment purposes. The Filing Persons reserve the right to purchase additional shares, either separately or together with other persons, to sell all or some of the shares beneficially owned by them, or to otherwise trade in the Company's Common Stock, in open market or private transactions, provided that in their individual or collective judgment such transactions present an attractive (long- or short-term) opportunity for profit.

     -------------------------------             -------------------------------
      CUSIP No. 068508100                13D         Page 5 of 8 Pages
     -------------------------------             -------------------------------

               Although the Filing Persons have no plans or proposals which relate to or would result in any transactions specified in paragraphs (a) through (j) of this Item, the Filing Persons may separately or collectively consider plans or proposals relating to or resulting in one or more such transaction in the future depending upon factors then existing, such as the market for the Company's Common Stock, the Company's then prospects, alternative investment opportunities, general economic and money-market investment conditions, as well as other factors deemed relevant from time to time.

     ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.
               ----------------------------------------

              (a) The beneficial ownership of each of the Filing Persons of the Company's Common Stock as of the date hereof is as follows:

                      (i) Dorsey beneficially owns 200 shares of the Company's Common Stock for his own account and 50,000 for his IRA account, representing 3% of the outstanding number of shares of Common Stock (based upon 1,652,016 shares outstanding as of September 30, 1996, as reported in the Company's Form 10-QSB for the fiscal quarter ended September 30, 1996). In addition, as Chief Investment Officer of Management, Dorsey may be
     deemed the indirect beneficial owner of 39,000 shares beneficially owned by the Fund, thus his aggregate shares total 89,200, representing 5.4% of the outstanding Company's Common Stock.

                       (ii) Management indirectly beneficially owns 39,000 shares of the Company's Common Stock, representing 2.4% of the outstanding number of shares of Common Stock.

               (b) Dorsey has the sole power to vote or dispose of 50,200 shares and the shared power to dispose of 39,000 shares. Management has no voting power, but does have the power to dispose of 39,000 shares.

               (c) The Filing Persons effected the following transactions in the Company's Common Stock in the over-the-counter market during the past sixty (60) days:

     =====================================================================
      FILING PERSON  TRADE DATE      NUMBER OF SHARES   SHARE PRICE
                                                        (includes
                                                        commissions)
     ---------------------------------------------------------------------
      Alan H.            11/29/96             100*           $2.33
      Dorsey

      Alan H.           12/13/96              100*           $1.95
      Dorsey

      Alan H.           11/04/96              40,000*        $1.69
      Dorsey IRA

      Alan H.           11/18/96             10,000*         $1.79
      Dorsey IRA

      VIP Select        11/04/96             40,000*         $1.70
      Fund

      VIP Select        11/18/96             10,000**        $1.77
      Fund

      VIP Select        12/17/96             1,000*          $1.69
      Fund

      VIP Select        12/18/96             8,000*          $1.78
      Fund
     =========================================================================
     *  Purchase      ** Sale

               (d)  Not applicable.

               (e)  Not applicable.

     -------------------------------             -------------------------------
      CUSIP No. 068508100                13D      Page 6 of 8 Pages
     -------------------------------             -------------------------------



     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
     -------   -------------------------------------------------------------
               RESPECT TO SECURITIES OF THE ISSUER.
               -----------------------------------

               None.



     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
     -------   --------------------------------

               Exhibit 1 - Agreement of Joint Filing

                                      SIGNATURES
                                      ----------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:   December 24, 1996


                                        /s/ Alan H. Dorsey
                                        ---------------------------------
                                        ALAN H. DORSEY



                                        VIP MANAGEMENT CORPORATION

                                        By:/s/ Alan H. Dorsey
                                           -------------------------
                                                   Alan H. Dorsey
                                                   Vice President

                              AGREEMENT OF JOINT FILING
                              -------------------------

               In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, $.01 par value, of Barringer Laboratories, Inc. and that this Agreement be included as an Exhibit in such filing.

               This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

               IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 24th day of December, 1996.



                                        VIP MANAGEMENT CORPORATION

                                        By:/s/ Alan H. Dorsey
                                           ------------------------------------


                                                 Alan H. Dorsey
                                                 Vice President

                                        /s/ Alan H. Dorsey
                                        ----------------------------------------
                                                  ALAN H. DORSEY